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                                                                    EXHIBIT 12

                                 HERSHEY FOODS CORPORATION
                      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (in thousands of dollars except for ratios)
                                       (Unaudited)

                                              For the Three Months Ended
                                               April 3,         April 4,
                                                 1994             1993
Earnings:

  Income before income taxes
    and accounting changes. . . . . . . . . . .$88,067          $186,855 (a)

  Add (deduct):

    Interest on indebtedness . . . . . . . . .   7,897             8,280
    Portion of rents representative of the
      interest factor (b). . . . . . . . . . .   1,821             1,943
    Amortization of debt expense . . . . . . .      16                30
    Amortization of capitalized interest . . .     712               648


       Earnings as adjusted. . . . . . . . . . $98,513          $197,756


Fixed Charges:

    Interest on indebtedness . . . . . . . . . $ 7,897          $  8,280
    Portion of rents representative of the
      interest factor(b) . . . . . . . . . . .   1,821             1,943
    Amortization of debt expense . . . . . . .      16                30
    Capitalized interest . . . . . . . . . . .   1,356             1,739


       Total fixed charges . . . . . . . . . . $11,090          $ 11,992

Ratio of earnings to fixed charges . . . . . .    8.88             16.49



NOTES:

  (a) Includes a gain of $80.6 million on the sale of the Corporation's 18.6% investment interest in Freia Marabou a.s.

  (b) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.